United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6

RE:    American Media Systems Co.

Registration Statement on Form SB-2
Comments to initial filing.
File No. 333-123169

COMMENT: 1 GENERAL

SUPPLEMENTAL DISCLOSURE

The phrase "Tools for Tomorrow's Retailers" was an initial marketing concept. The site is currently under construction and the slogan has been removed from the construction page.

COMMENT: 2 GENERAL

AMENDED DISCLOSURE, cover of SB-2

The use of the name "American Media Systems Inc." was an oversight and the prospectus has been amended to "American Media Systems Co."

COMMENT: 3 PROSPECTUS FRONT COVER

SUPPLEMENTAL DISCLOSURE

The tenor of our prospectus was written assuming we would raise the maximum amount offered. We have amended our disclosure to account for the possibility that only the minimum amount will be raised.

AMENDED DISCLOSURE, Prospectus front cover, page 1, paragraph 1

This prospectus relates to the sale of a minimum of 1,000,000 shares for $50,000 and a maximum of 2,000,000 shares for $100,000 of common stock of American Media Systems Co, hereinafter referred to as "AMS" at a price of $0.05 per share.

SUPPLEMENTAL DISCLOSURE

In addition to amendements in response to staff comments 5, 9, 12, 13, 29, 38, and 41 we have made the following additional amendements to better disclose the minimum case scenario. Specifically, page 6 (Risk factors), page 8 (Dilution), and page 14 (Description of Business).

Risk factors, page 6, paragraph 7

You will suffer immediate and substantial dilution. On December 31, 2004 the book value per share was $ 0.036 and the public offering price is set at $0.05 per share. As a consequence new investors will experience an immediate dilution of $ 0.008 per share if we raise the maximum and $0.012 if we raise the minimum.

Dilution, page 8, paragraph 3

If we sell only 1,000,000 shares the pro forma book value at April 22, 2005 would have been approximately $76,362 or $0.038 per share. This amount represents an immediate dilution to new investors of $0.012 per share.

Description of Business, page 14, paragraph 6

If we raise $75,000 or more in this offering we will commence an online marketing campaign.

COMMENT: 4 PROSPECTUS SUMMARY

AMENDED DISCLOSURE, Prospectus summary, page 3, paragraph 2

To date we have had no revenues, have achieved losses since inception, and have been issued a going concern opinion from our auditors. We rely upon the sale of our securities to fund operations.

AMENDED DISCLOSURE, Description of business, page 13, paragraph 2

General

Our auditors have issued a going concern opinion suggesting there is a real possibility that we will not be able to maintain our operations. Since inception we have not generated any revenues and have achieved losses. We are dependent on the sale of our securities to fund operations.

COMMENT: 5 PROSPECTUS SUMMARY

AMENDED DISCLOSURE, Offering summary, page 3, paragraph 4

Use of proceeds table

Common stock offered by us		2,000,000 shares
Common stock outstanding before the offering		1,000,000 shares
Offering price		$0.05 per share
	Minimum sold	Maximum sold
Common stock outstanding after the offering	2,000,000	3,000,000
Use of proceeds	Approximately $40,000 after expenses to develop one DVD in the Craft College series, to market our products, and for rent and general working capital purposes.	Approximately $90,000 after expenses to develop the remaining DVDs in the Craft College series, to market our products, and for rent and general working capital purposes.

AMENDED DISCLOSURE, Dilution, page 8, paragraph 5

Public offering price per share		$0.050
Book value per share December 31, 2004		$0.036
	Minimum sold	Maximum sold
Book value per share after offering	$0.038	$0.042
Increase per share to existing stockholders	$0.002	$0.006
Dilution per share to new investors	$0.012	$0.008

AMENDED DISCLOSURE, Security ownership of certain beneficial owners and management, page 11, paragraph 5

Name and Address of Beneficial Owner of Shares	Number of Shares Before the Offering	Percentage of Ownership Before the Offering	Number of Shares After Offering	Percentage of Ownership After the Offering Assuming minimum sold	Percentage of Ownership After the Offering Assuming maximum sold

Alexander Vesak	1,000,000	100%	1,000,000	50%	33%
All Executive Officers and Directors as a Group	1,000,000	100%	1,000,000	50%	33%

AMENDED DISCLOSURE, Security ownership of certain beneficial owners and management, page 12, paragraph 1

	Shares Purchased, minimum sold		Shares Purchased, maximum sold
	Number	Percent	Number	Percent

Current investor	1,000,000	50.0%	1,000,000	33.0%
New investors	1,000,000	50.0%	2,000,000	67.0%
Total	2,000,000	100.0%	3,000,000	100.0%

COMMENT: 6 PROSPECTUS SUMMARY

SUPPLEMENTAL DISCLOSURE

The reference to James Hutchison, Attorney At Law was made in error. We have amended our disclosure throughout to 'Hutchison Oss-Cech Marlatt' for consistency. Specifically amendements were done on page 1 (Prospectus cover), page 9 (Plan of Distribution), and page 10 (Plan of Distribution).

AMENDED DISCLOSURE, Offering summary, page 3, paragraph 3

All funds received from this offering will be placed in a Hutchison Oss-Cech Marlatt non-interest bearing trust account held with the Bank of Nova Scotia. Funds will only be released to us when a minimum of $50,000 has been raised. Mr. Hutchison maintains sole signing authority over the trust account and exercises sole authority in determining whether the minimum has been reached within the allotted time. All funds will be returned to investors without deductions if we do not raise $50,000 within 180 days from the date this prospectus is declared effective and there are no material circumstances under which the funds will not be returned if we do not raise $50,000.

COMMENT: 7 RISK FACTORS

AMENDED DISCLOSURE, Risk factors, page 4, paragraph 5

We have a limited history of operations and unless we are able to successfully establish distribution channels, our business and operating results will suffer resulting in the complete failure of our business. We have only just begun the activities described herein and there is no certainty that we will be successful in developing distribution channels for our DVDs. To date, we have no sales and even if revenues meet levels we anticipate, we could sustain losses and our business and the price of our common stock may be harmed. See notes accompanying financial statements for information on our history of losses and anticipation of continued losses.

AMENDED DISCLOSURE, Risk factors, page 6, paragraph 2

We are relying on Brand Specialist LLC, a third party agent to establish distribution channels for our DVDs. This is the only contract we have signed with third party agents and if this relationship is terminated our ability to establish retail distribution channels will be severely curtailed. We have entered into an agreement with Brand Specialists LLC and will seek to enter into additional relationships with other agents. However, there can be no assurance that Brand Specialists LLC will be successful in establishing sales distribution channels and if we are unable to secure sales, enter into additional agent agreements or our current agent decides to cease representing us our business will suffer.

AMENDED DISCLOSURE, Risk factors, page 6, paragraph 3

We face intense competition in the market from larger more established companies that offer a wider array of products. These competitors will make it difficult for us to offer competing products and grow our business. Companies that are larger, better funded, and have longer operating histories dominate our industry. These companies may develop superior products and services that achieve greater market acceptance than ours. They also have established relationships with retailers that may make it difficult to place and sell our products. Our limited experience, resources and relationships will make it difficult for us to establish distribution channels for our products and create the sales and revenue needed to grow our business.

COMMENT: 8 RISK FACTORS

SUPPLEMENTAL DISCLOSURE

We have moved the final two risk factors regarding penny stock issues and our ability to continue as a going concern to the beginning of the risk factors section.

AMENDED DISCLOSURE, Risk factors, page 4, paragraph 3

Our auditors have indicated that our inability to generate sufficient revenue raises substantial doubt as to our ability to continue as a going concern. Our audited financial statements for the period ended December 31, 2004 were prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, our auditors have indicated that our inability to generate sufficient revenue raises substantial doubt as to our ability to continue as a going concern.

AMENDED DISCLOSURE, Risk factors, page 4, paragraph 4

There are legal restrictions on the resale of the common shares offered herein, including Penny Stock Regulations under the U.S. Federal Securities Laws. These restrictions may adversely affect the ability of investors to resell their shares. Our Articles do not restrict the sale or transfer of the securities offered hereby however such sale or transfer must be made in full compliance with applicable state and federal securities laws. Our securities are subject to the penny stock rules, which apply generally to equity securities with a price of less than $5.00 per share, other than securities registered on certain national exchanges or quoted on the NASDAQ system. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers willing to engage in the trading of our shares. This results in reduced liquidity and an increase in the spread between the bid and ask price. Investors should be aware that the level of trading activity on the secondary market can be very illiquid and investors may find it expensive and difficult to sell their shares.

COMMENT: 9 RISK FACTORS

AMENDED DISCLOSURE, Risk factors, page 4, paragraph 6

To date we have not generated revenues from operations and we may have additional capital requirements to continue our operations but they might not be available to us on favorable terms or at all, and if unavailable our ability to run our business will be impaired. As of December 31, 2004 we had a working capital deficit of $7,341. As a result, it is impossible to expand our operations and we are totally dependent upon this Offering to sustain and grow our business. In the event that we only raise the minimum amount, our operations will be severally limited and our likelihood to continue as a going concern is greatly reduced and may result in the total loss of your investment. The proceeds from this offering will be utilized over the next twelve months as specified in "Use of Proceeds" section on page 7. If we are unable to generate sufficient revenues to cover operating expenses or raise additional funds, we will unlikely establish or maintain our business operations. We currently have no other plans or arrangements to raise capital for our business except for this offering.

COMMENT: 10 RISK FACTORS

AMENDED DISCLOSURE, Risk factors, page 5, paragraph 6

The funds contemplated under this offering are denominated in US dollars but we incur approximately 90% of our expenses in Canadian denominated dollars. Specifically, all expenses associated with the production of the DVDs are incurred in Canadian dollars.

COMMENT: 11 RISK FACTORS

SUPPLEMENTAL DISCLOSURE

To date we have entered into only one agreement with a third party agent. We have revised the offering to clarify this point. Consequently, no other agreements have been filed as exhibits to this registration statement. See response to Staff Comment 7.

AMENDED DISCLOSURE, Business of Issuer, page 14, paragraph 3

To date we have not entered into agreements with any agents other than Brand Specialists LLC.

COMMENT: 12 RISK FACTORS

AMENDED DISCLOSURE, Business of Issuer, page 6, paragraph 6

Our President owns 100% of the shares in the company, allowing him to control the company's direction. If we sell 1,000,000 shares and raise $50,000, the minimum under this prospectus our President will control all matters subject to stockholder's vote. If we sell 2,000,000 shares and raise $100,000, the maximum under this prospectus he is in a position to influence all matters subject to stockholder vote. See "Security Ownership of Certain Beneficial Owners and Management."

COMMENT: 13 USE OF PROCEEDS

AMENDED DISCLOSURE, Use of Proceeds, Page 7, Paragraph 1

The proceeds from the sale of the shares of common stock offered by us will be between $50,000 and $100,000 based on a public offering price of $0.05 per share. If we receive only the minimum amount we intend to utilize the estimated proceeds during the twelve-month period following this offering for the following purposes:

1) To complete one DVD in the Craft College series.

2) To pay for studio and office rent.

3) To pay for legal and auditing fees.

4) To continue our efforts to secure distribution channels through third party agents.

	Maximum Offering Amount	Minimum Offering Amount
Total Proceeds	$100,000	$50,000
Expenses of Offering	$10,000	$10,000

Net Proceeds from Offering	$90,000	$40,000

Use of Net Proceeds	$100,000 raised	$75,000 raised	$50,000 raised

DVD production costs	$64,800	$29,800	$14,800
Rent and General Legal and Office Expenses	15,200	15,200	15,200
Travel	5,000	15,000	10,000
Online marketing	5,000	5,000

TOTAL	$90,000	$65,000	$40,000

COMMENT: 14 USE OF PROCEEDS

AMENDED DISCLOSURE, Use of Proceeds, Page 7, Paragraph 4

If we do not raise the minimum amount, Mr. Vesak has given his undertaking to pay the expenses associated with the offering with his personal funds.

COMMENT: 15 USE OF PROCEEDS

SUPPLEMENTAL DISCLOSURE

We have amended this section to give greater detail of the fees associated with expenses related to issuance and distribution. We have broken out the 'administration' fees as a separate item and renamed 'accounting' as 'auditing' to more accurately reflects the use of funds.

AMENDED DISCLOSURE, Use of Proceeds, Page 7, Paragraph 4

Total offering expenses are $10,000. Of the $10,000, the amounts to be paid from the proceeds for expenses of the offering are: $2,500 for legal fees; $1,000 for trust account; $1,000 for printing our prospectus; $3,600 for audit fees; $1,400 for our transfer agent; $400 for administration fees; and $100 for filing fee.

COMMENT: 16 USE OF PROCEEDS

AMENDED DISCLOSURE, Use of Proceeds, Page 7, Paragraph 4

$1,400 for our transfer agent whom we will engage upon the completion of this offering.

COMMENT: 17 USE OF PROCEEDS

AMENDED DISCLOSURE, Use of Proceeds, Page 7, Paragraph 4

No funds contemplated in this offering will be used to reimburse any officer, director, or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.

COMMENT: 18 PLAN OF DISTRIBUTION

SUPPLEMENTAL DISCLOSURE

Regulation M, among other things, prohibits issuers, selling security holders, underwriters, broker-dealers, and other distribution participants from directly or indirectly bidding for, purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution during the applicable restricted period. Regulation M proscribes activities that may increase a security's offering price, and so increase the offering proceeds; or may stabilize the market price of an offered security in order to avoid a price decline during the sales period or in the immediate aftermarket, or to induce or attempt to induce prospective investors to buy in the aftermarket.

AMENDED DISCLOSURE, Plan of distribution, page 10, paragraph 2

Regulation M

We are subject to Regulation M of the Securities Exchange Act of 1934. Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities. Regulation M prohibits distribution participants and their affiliated purchasers from bidding for purchasing or attempting to induce any person to bid for or purchase the securities being distribute.

COMMENT: 19 PLAN OF DISTRIBUTION

SUPPLEMENTAL DISCLOSURE

The trust instruction to Hutchison Oss-Cech Marlatt has been filed as exhibit 99.3.

AMENDED DISCLOSURE, Plan of distribution, Page 9, Paragraph 4

In order to release the funds contemplated under this prospectus Jim Hutchison of Hutchison Oss-Cech Marlatt, our trust attorneys, must confirm that that all funds, including checks, money orders, or wire transfers have been cleared and all corresponding subscription agreements have been signed by the subscriber and approved by the company within 180 days from the date this prospectus is declared effective. In the event that Hutchison Oss-Cech Marlatt do not receive the minimum $50,000 and signed and approved subscription agreements within 180 days they are under instruction to return all funds to all individual investors without deductions. Mr. Hutchison maintains sole signing authority over the trust account and exercises sole authority in determining whether the minimum has been reached within the allotted time. All funds will be held in a non-interest bearing account.

COMMENT: 20 PLAN OF DISTRIBUTION

SUPPLEMENTAL DISCLOSURE

There is no material risk of investor funds not being returned to shareholders in the event that we do not receive the minimum amount. The funds cannot be withheld to pay for legal or trust fees until at least the minimum is raised. As disclosed in response to staff comment 14, Mr. Vesak has agreed to pay all fees in the event the offering is not completed.

COMMENT: 21 PLAN OF DISTRIBUTION

AMENDED DISCLOSURE, Plan of distribution, Page 9, Paragraph 5

Currently, no restrictions have been placed on our officer or director from buying in this offering. However, he has no preliminary plans, intentions or arrangements to buy securities in the offering. If he chooses to buy securities offered herein he will do so on the same terms and under the same conditions as those offered to the public and with investment intent.

COMMENT: 22 PLAN OF DISTRIBUTION

SUPPLEMENTAL DISCLOSURE

All funds will be placed in a non-interest bearing account until such time as the minimum amount is received or the offering is closed.

COMMENT: 23 PLAN OF DISTRIBUTION

AMENDED DISCLOSURE, Plan of distribution, Page 10, Paragraph 4

All checks for subscriptions must be made payable to 'Hutchison Oss-Cech Marlatt for American Media Systems Co'

COMMENT: 24 DIRECTORS, EXECUTIVE OFFICERS

SUPPLEMENTAL DISCLOSURE

These individuals are no longer directors of the Company. They assisted in establishing the company and have since resigned. They are business associates of Mr. Vesak and they were not and will not be compensated for their services as Directors.

COMMENT: 25 DIRECTORS, EXECUTIVE OFFICERS

AMENDED DISCLOSURE, Directors, executive officers, promoters and control persons, Page 11, Paragraph 3

In December of 2004 he started American Media Systems. Since then he has, and will continue to devote 75% of his time to the company.

COMMENT: 26 DIRECTORS, EXECUTIVE OFFICERS

AMENDED DISCLOSURE, Directors, executive officers, promoters and control persons, Page 11, Paragraph 3

He has previously not been involved with a public company and as such has no experience with financial accounting and preparation of reports under the Exchange Act.

AMENDED DISCLOSURE, Risk factors, Page 4, Paragraph 6

Our President is our sole director and executive officer. He has been responsible for establishing quality controls and will also monitor these controls. If we lose the services of our President we will be left without management. Mr. Vesak founded the company and has been responsible for all aspects of the business since its inception. He has determined quality controls and is monitoring those controls. There can be no guarantee that this conflict of interest does not result in errors going undetected and jeopardizing our viability as a going concern. Further, he has an intimate knowledge of the process involved in the production of the DVDs and the business in general. Should we lose the services of Mr. Vesak we will be left without management or directors and likely resulting in the failure of our business and the total loss of your investment.

AMENDED DISCLOSURE, Risk factors, Page 4, Paragraph 7

Our President has limited experience in financial accounting. Mr Vesak has no prior public company experience and he has limited experience in financial accounting. He will have to devote considerable time to the preparation of Exchange Act reporting documents and his lack of experience may result in errors. There can be no assurance that errors made will not cost the company and reduce the value of your investment.

COMMENT: 27 DIRECTORS, EXECUTIVE OFFICERS

SUPPLEMENTAL DISCLOSURE

This is to confirm that Item 401(d) of regulation S-B is not applicable. Specifically, none of the company's past or present directors, person nominated to become a director, executive officer, promoter or control person or business of which such person was a general partner or executive officer has:

  filed a bankruptcy petition;

  any conviction of criminal proceedings or being subject to pending criminal proceeding;

  are subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

  been found by a court of competent jurisdiction, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated within the last five years.

COMMENT: 28 DESCRIPTION OF SECURITIES

AMENDED DISCLOSURE, Description of securities, page 12, paragraph 2

There are no provisions in the charter or by-laws that would delay, defer or prevent a change in control of the Company.

COMMENT: 29 BUSINESS

AMENDED DISCLOSURE, Description of business, page 14, paragraph 4

In the event that we raise the minimum amount we will limit our use of proceeds to the production of one DVD and restrict our online marketing activities to maintaining our current web site listing. This will significantly effect our growth prospects and may result in our inability to carry out our business plan, resulting in the failure of our business.

COMMENT: 30 BUSINESS

SUPPLEMENTAL DISCLOSURE

To date we have not generated any sales through our web site. Some of the testimonials are from customers who purchased products prior to our agreement to obtain the Intellectual Property from our President. These testimonials have been removed from the sites to avoid misleading statements. The remaining testimonials, from such firms as Fly Fisherman Magazine, are from businesses and individuals that reviewed the materials prior to the purchase of the intellectual property by American Media Systems. Their testimonials are still on the website.

AMENDED DISCLOSURE, Description of business, page 14, paragraph 2

Both the go-fly-fishing.com and craftcollege.com websites give customers an opportunity to purchase the DVDs directly from the site. Currently no efforts are being made to increase the number of visitors to the site. The planned online marketing campaign is intended to increase traffic on our site but is not intended to enhance our sales through other retail sales channels.

COMMENT: 31 BUSINESS

SUPPLEMENTAL DISCLOSURE

We inadvertently forgot to file the agreements. They are now filed as exhibits 10.2 and 10.3.

AMENDED DISCLOSURE, Description of business, page 13, paragraph 1

On December 7, 2004 we purchased equipment with a historical cost base of $44,400 for 1,000,000 common shares from Alexander Vesak, our founder. The equipment includes all camera, lighting, audio, and editing equipment necessary to produce the instructional DVDs.

AMENDED DISCLOSURE, Description of business, page 13, paragraph 1

The agreement to purchase the intellectual property includes, but is not limited to, all know-how, inventions, patents, revisions, marks, web sites, and copies thereof. The purchase price for the intellectual property was $1 for each series of DVDs (see exhibit 10.2 and 10.3 for the two purchase agreements).

COMMENT: 32 BUSINESS

AMENDED DISCLOSURE, Description of business, page 13, paragraph 4

Each DVD is a step by step "how-to" guide that shows viewers how to tie a variety of flies from fly fisherman and describes which flies to use depending on weather, location and feeding habits of local fisheries. The DVD also includes video shots of the insects so viewers can learn behavioural patterns and insect anatomy in order to better perfect both fly tying and fly fishing.

AMENDED DISCLOSURE, Description of business, page 14, paragraph 1

When completed each craft DVD will show the viewers the various tips and techniques required to successfully complete the featured craft projects. Each series will feature varying levels of complexity from beginners to intermediate to advanced, each providing new techniques to complete increasingly sophisticated craft projects.

COMMENT: 33 BUSINESS

AMENDED DISCLOSURE, Description of business, page 13, paragraph 5

The series includes candle making, beading, card making, knitting and scrapbooking across three levels of expertise, beginners, intermediate, and advanced.

COMMENT: 34 MARKETING PLAN

AMENDED DISCLOSURE, Description of business, page 15, paragraph 1

We currently have one signed agreement with Brand Specialists LLC (the "Agent") to establish retail distribution. The material details of the agreement are as follows:

  The Agent has exclusive rights to develop and execute programs to generate sales to Neighborhood Markets, Wal-Mart Super Stores, Sam's Club and Wal-Mart (the "Retailers")

  The Agent is granted a performance fee of 5% net from all sales of our products generated through Retailers.

  Where the agent actively participated in obtaining distribution for the product they are entitled to payment on all future sales regardless of the termination of the agency agreement.

The agreement can be terminated by either party with sixty days written notice and upon our termination of the agreement the Agent is entitled to receive performance fees for one calendar year from the date the Agent last provided services for the products. Should Agent terminate the agreement then they shall be entitled fees on all sales resulting in payment for a period of sixty days after the last date they providing services.

COMMENT: 35 MARKETING PLAN

AMENDED DISCLOSURE, Description of business, page 15, paragraph 4

We have not devised a marketing plan specific to each category of retailer in our industry. Our marketing plan calls for the utilization of agents to secure distribution through multi-store chains and mass merchandisers such as Wal-Mart and Michaels. For the numerous small specialty stores we will seek to penetrate this market through the use of B2B members only warehouses such as Sams Club and Cosco.

COMMENT: 36 INDUSTRY

SUPPLEMENTAL DISCLOSURE

We referenced four sources. As requested by staff we have provided marked copies via fax for your review. The four sources are as follows:

  the most current survey generated from the US Fish and Wildlife Services ("US F&W")(http://federalaid.fws.gov/surveys/surveys.html) 2001;

  the web site for American Sportfishing Association ("ASA")(http://www.asafishing.org/asa/index.html) and report on Sportfishing in America 2001;

  the Hobby Industry Association ("HIA") (http://www.hobby.org/research.html#3) 2002;

  Michaels Stores 10K filing with the SEC dated 4/11/2005 (http://www.sec.gov/Archives/edgar/data/740670/000095013405007167/0000950134-05-007167-index.htm)

One of the sources for the ASA report was the US F&W report, however the statistical numbers are published slightly differently. We elected to provide the numbers as published by ASA, however we referenced the US F&W report as it is the original source.

The US Fish and Wildlife, American Sportfishing Association surveys, and Michaels Stores 10K are available free of charge online. The HIA report is available free to members of the Craft and Hobby Industry Association. We did not commission the reports nor were they commissioned on our behalf by a third party. Our President received a copy of the HIA report from an unrelated party.

There is no specific relevant section from the US F&W report as it was not directly quoted. In addition to the reference as a source for the ASA report we utilized the report to gather general information and to increase our knowledge about the industry.

The relevant section of the ASA report is page 3 'Facts-at-a-Glance' which gives number of anglers and retail spending. The website at (http://www.asafishing.org/asa/statistics/demographics/d_angler.html) gives information on angler demographics.

The relevant section of the HIA report is on page 3 which gives size of crafting market in 2002.

The relevant section of the Michaels 10K filing is on page 3 'Industry Overview-Competition', which gives demographic information on participants in the market.

COMMENT: 37 MANAGEMENT'S DISCUSSION

SUPPLEMENTAL DISCLOSURE

Our disclosure under this section was done assuming the maximum offered is raised. The completion of the entire series is predicated on receiving the maximum amount under the offering. We have amended the prospectus to disclose this fact.

AMENDED DISCLOSURE, Management discussion and analysis or plan of operations, page 18, paragraph 5

If we are able to raise the maximum amount through this offering we will have enough funds to complete the remaining subjects in the Craft College series and continue our efforts to secure contracts with additional third party agents and commence our online marketing initiatives. If we do not raise the maximum we will reduce the number of DVDs we produce and allocate greater resources to our marketing initiatives. We cannot guarantee that once we begin marketing our products we will secure sufficient clients to stay in business.

COMMENT: 38 MANAGEMENT'S DISCUSSION

SUPPLEMENTAL DISCLOSURE

The vast majority of our expenses are not fixed. Except for rent, general office expenses, auditing and expenses associated with Exchange Act reporting all other expenses are with third party consultants and agents. These expenses can be reduced to zero on very short notice. Since Mr. Vesak has agreed to forego any payment from the funds raised in this offering we can maintain limited operations for an extended period.

AMENDED DISCLOSURE, Management discussion and analysis or plan of operations, page 18, paragraph 6

If we raise the minimum we will have sufficient funds to pay rent, general office and administrative expenses and all expenses related to Exchange Act filings for the next 12 months. However, our plan of operations will be severely curtailed. We will have enough funds to complete one craft DVD while devoting a greater percentage of our capital to marketing the existing DVDs and securing contracts with additional third party agents.

COMMENT: 39 MANAGEMENT'S DISCUSSION

AMENDED DISCLOSURE, Management discussion and analysis or plan of operations, page 19, paragraph 7

The production process is comprised of several key procedures that ensure consistency. All equipment and 'know-how' necessary to ensure consistency was obtained as part of the agreement with Mr. Vesak. If we obtain the minimum under this offering we will be able to produce finished DVDs with no increased expenses to ensure consistency.

COMMENT: 40 MANAGEMENT'S DISCUSSION

AMENDED DISCLOSURE, Management discussion and analysis or plan of operations, page 20, paragraph 3

We have ongoing expenses that includes office expense, studio rent, legal, and accounting expenses. We have allocated $15,200 from this offering for these expenses. Although we believe this amount is sufficient for the next 12 months, we cannot be certain that some of these expenses will not increase. We do not anticipate any additional web site development expenditures or ongoing filing fees associated with Exchange Act requirements as we will format and file all reporting documents internally. We might have to rely on alternative sources of financing, such as shareholders loans, to pay for any unexpected expenditure greater than the allocated amount. We have not entered into any discussions on alternative financings.

COMMENT: 41 PLAN OF OPERATIONS

AMENDED DISCLOSURE, Management discussion and analysis or plan of operations, page 19, paragraph 4

Upon completion of our public offering, our goal is to complete the production of the Craft College line of DVDs and to secure distribution of our product through retailers and the Internet. If we raise less than the maximum our priority of expenditures is to pay for rent, legal, office and filing related expenses, second to secure distribution channels through retailers, third to complete the Craft College series of DVDs, and forth to market our product over the Internet.

COMMENT: 42 DESCRIPTION OF PROPERTY

SUPPLEMENTAL DISCLOSURE

The address given on the Craft College web site was entered incorrectly and has been corrected.

COMMENT: 43 EXECUTIVE COMPENSATION

AMENDED DISCLOSURE, Executive compensation, page 22, paragraph 2

To date no officer or director has drawn any salary and neither Mr. Vesak nor any other person will be compensated in the future for past services. Upon completion of this offering Mr. Vesak will be compensated $4,800 per month. These charges will be recorded as payables, are not subject to any interest and will be paid when we realizes revenues. None of the funds contemplated in this offering will be used to compensate Mr. Vesak. We do not currently have a stock option plan.

COMMENT: 44 SIGNATURES

AMENDED DISCLOSURE, Signatures, page 40

Signature	Title	Date

/s/ Alexander Vesak Alexander Vesak	President, Chief Executive Officer, Chief Financial Officer, and sole Director	March 4, 2005

FINANCIAL COMMENT: 1 GENERAL

SUPPLEMENTAL DISCLOSURE

The financial statements have not been updated as the balance sheet date is less than 135 days ago.

FINANCIAL COMMENT: 2 GENERAL

SUPPLEMENTAL DISCLOSURE

Updated consent has been filed as exhibit 23.2

FINANCIAL COMMENT: 3 FINANCIAL STATEMENT

SUPPLEMENTAL DISCLOSURE

The balance sheet has been revised to separately show accrued legal and audit fees.

AMENDED DISCLOSURE, Financial Statements, Balance sheet, page 25

LIABILITIES
CURRENT LIABILITIES
Accrued audit fees payable	3,600
Accrued legal fees payable	2,500
Advances from a related party (Note 4)	1,242

TOTAL LIABILITIES	7,342

AMENDED DISCLOSURE, Financial Statements, note 2(l), page 32

The Company's financial instruments consist of cash, accrued audit fees and legal fees payable and advances from a related party. The carrying value of these financial instruments approximates their fair value based on their liquidity or their short-term nature.

FINANCIAL COMMENT: 4 FINANCIAL STATEMENT

AMENDED DISCLOSURE, Financial Statements, Note 3, page 33

The equipment was exchanged for common shares at a price which is equal to the stockholder's historical cost basis of the equipment as determined under U.S. generally accepted accounting principles

AMENDED DISCLOSURE, Certain relationships and related transactions, page 21, paragraph 3

On December 7th, 2004 the company issued 1,000,000 shares to Mr. Vesak as payment for computer equipment, video filming and production equipment, and furniture with a historic cost value of $44,400.

FINANCIAL COMMENT: 5 NOTE 2

AMENDED DISCLOSURE, Financial Statements, Note 2(e), page 31

Note 2(e) The Company recognizes direct selling expenses related to the sale of merchandise when it recognizes the corresponding revenue.

AMENDED DISCLOSURE, Financial Statements, Note 7, page 34

The Company has entered into an agreement with Brand Specialists, L.L.C.("Brand") on December 13, 2004 under which it is committed to pay to Brand a performance fee of 5% of it net merchandise sales. The Company may terminate the contract giving 60 days notice. Brand is entitled to continue receiving the 5% performance fee for one year after termination of the contract and for all future sales of products in which Brand actively participated in placing the merchandise with a retailer.

AMENDED DISCLOSURE, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20, paragraph 6

On December 13, 2004 we entered into an agreement with Brand Specialists, L.L.C.("Brand") under which we committed to pay to Brand a performance fee of 5% of our net merchandise sales to certain retailers. We may terminate the contract giving 60 days notice. Brand is entitled to continue receiving the 5% performance fee for one year after termination of the contract and for all future sales of products in which Brand actively participated in placing the merchandise with a retailer.

FINANCIAL COMMENT: 6 NOTE 2

SUPPLEMENTAL DISCLOSURE

The face of the financial statements and heading of all subsequent pages in the financial section is now prominently marked U.S. Dollars.

AMENDED DISCLOSURE, Face of financial statements, pages 23 through 35

U.S. Dollars

AMENDED DISCLOSURE, Financial statements, note 2(j), page 32

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses when the Company has a functional currency other than U.S. Dollars, and minimum pension liability.

AMENDED DISCLOSURE, Financial statements, note 2(m), page 32

(m) Foreign Currency Translations

The Company's functional currency is U.S. dollars. Accordingly, foreign currency balances are translated into U.S. dollars as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses in the year are included in operations.

AMENDED DISCLOSURE, Financial statements, note 2(j), page 32

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses when the Company has a functional currency other than U.S. Dollars, and minimum pension liability. For the period ended December 31, 2004 the Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, net income and comprehensive income are identical.

FINANCIAL COMMENT: 7 NOTE 4

AMENDED DISCLOSURE, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20, paragraph 4

The debt is interest free with no stated terms of repayment.